UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15F
CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF REGISTRATION
OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES ACT OF 1934
OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER
SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 333-26227-01
Golden State Petro (IOM I-A) PLC
(Exact name of registrant as specified in its charter)
c/o Fort Anne, Douglas, Isle of Man, IM1 5PD +1 (441) 295-6935
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Golden State Petroleum Transport Corporation 8.04% First Preferred Mortgage Notes Due 2019
(Title of each class of securities covered by this Form)
Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) (for equity securities)		Rule 12h-6(d) (for successor companies)

Rule 12h-6(c) (for debt securities)	☒	Rule 12h-6(i) (for prior Form 15 filers)

PART I
Item 1.	Exchange Act Reporting History
A.
Golden State Petro (IOM I-A) PLC (the "Company") first incurred the duty to file reports under section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on July 30, 1997, in connection with the effectiveness of a registration statement on Form F-4 initially filed with the Securities and Exchange Commission (the "Commission") on April 30, 1997 (as subsequently amended, the "Registration Statement") with respect to 8.04% First Preferred Mortgage Notes Due 2019 (the "Notes").

B.
The Company has filed or submitted all reports required under sections 13(a) and 15(d) of the Exchange Act and the corresponding Commission rules for the twelve months preceding the filing of this Form 15F, and has filed at least one annual report under section 13(a) of the Exchange Act.

Item 2.	Recent United States Market Activity

The Company last sold securities in the United States in a registered exchange offer under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a prospectus under the Registration Statement involving an offering of $127,100,000 in aggregate principal amount of the Notes issued by Golden State Petroleum Transport Corporation on behalf of the Company and Golden State Petro (IOM I-B) PLC in exchange for substantially identical outstanding debt securities that had been offered in a transaction exempt from the registration requirements of the Securities Act.

Item 3.	Foreign Listing and Primary Trading Market
The Securities are not listed on any exchange.
Item 4.	Comparative Trading Volume Data
Not applicable.
Item 5.	Alternative Record Holder Information
Not applicable.
Item 6.	Debt Securities
As of January 23, 2015, the number of United States resident holders of the Notes was 0.
Item 7.	Notice Requirement
A.
On January 23, 2015 the Company published a notice, as required by Rule 12h-6(h) under the Exchange Act, disclosing the Company's intent to terminate its duty to file reports under section 15(d) of the Exchange Act.

B.
The notice was disseminated via GlobeNewswire, which confirmed to the Company that the notice would be distributed through its newswire in the United States.  In addition, the notice is attached as Exhibit 99.1 to this Form 15F.

Item 8.	Prior Form 15 Filers
Not applicable.

PART II
Item 9.	Rule 12g3-2(b) Exemption

Not applicable.
PART III

Item 10.	Exhibits

Attached as an exhibit to this Form 15F is a copy of the notice, required by Rule 12h-6(h) (17 CFR 240.12h-6(h)), disclosing the Company's intent to terminate its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act or both.

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)
the average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or
(3)	it otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, Golden State Petro (IOM I-A) PLC has duly authorized the undersigned person to sign on its behalf this certification on Form 15F.  In so doing, Golden State Petro (IOM I-A) PLC certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Golden State Petro (IOM I-A) PLC

By:            /s/ Alexandra Kate Blankenship
Name:         Alexandra Kate Blankenship
Title:            Director

Dated:            January 23, 2015